UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Amendment #1

                    Under the Securities Exchange Act of 1934

                             ICTS International N.V.
                                (Name of Issuer)

               COMMON STOCK, par value 1.0 Dutch guilder per share
                         (Title of Class of Securities)

                                    N43837108
                                 (CUSIP Number)

                                   Avraham Dan
                             ICTS International N.V.
                Biesboch 225, 1181 JC Amstelveen, The Netherlands
                                  011-31-20-347
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Harmony Ventures B.V. ("Harmony")

      2. Check the Appropriate Box if a Member of a Group

      (See Instructions)

            (a)   _____________

            (b)   _____________

      3. SEC Use Only _________________


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      4. Source of Funds (See Instructions)             WC

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to

            Items 2(d) or 2(e)

            ___________________

      6. Citizenship or Place of Organization        The Netherlands

      7. Number of Shares Beneficially Owned by Each Reporting Person With:

         (a)    Sole Voting Power                                     3,458,443
         (b)    Shared Voting Power                                   -0-
         (c)    Sole Dispositive Power                                3,458,443
         (d)    Shared Dispositive Power                              -0-
         (e)    Aggregate Amount Beneficially Owned by Each
                Reporting Person                                      3,458,443
         (f)    Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)
         (g)    Percent of Class Represented by Amount in Row (11)    52.97%
         (h)    Type of Reporting Person (See Instructions)           CO

Item 1. Security and Issuer

      This statement of Beneficial Ownership on Schedule 13-D/A relates to shares of Common Stock, par value 1.0 Dutch guilder per share (the "Common Stock")of ICTS International N.V., a corporation organized under the laws of the Netherlands (the "Issuer"), which has its principal executive offices located at Biesboch 225, 1181 JC Amstelveen, The Netherlands.

Item 2.

                        Identity and Background
                        (a) Name of Corporation: Harmony Ventures B.V.
                        (b) Place of organization: The Netherlands
                        (c) Principal Business: Investments
                        (d) Not applicable
                        (e) Not applicable

Item 3. Source and Amount of Funds or Other Consideration - Working Capital

Item 4. Purpose of Transaction

      Harmony owns the Common Stock for the purpose of consolidating ownership in one entity.


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Item 5. Interest in Securities of the Issuer

      a) Harmony beneficially owns 3,498,443 (shares of Common Stock, which constitutes 52.97% of the issued and outstanding shares of the Issuer. Harmony owns directly and indirectly approximately 52.97% of the issued and outstanding Common Shares. A family trust for the benefit of the family of Mr. Menachem J. Atzmon, the Company's Chairman of the Supervisory Board and controlling stockholder (the Atzmon Family Trusts) owns, through a wholly owned subsidiary, 90% of Harmony and the Estate of Ezra Harel, the Company's former Chairman of the Supervisory Board, owns 10% of the outstanding shares of Harmony and both may be deemed to control Harmony. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trusts. Harmony Ventures BV and the Atzmon Family Trust may be able to appoint all the directors of the Issuer and control the affairs of the Issuer. Mr. Atzmon, by reason of his position as a Managing Director of the wholly owned subsidiary owned by the Atzmon Family Trust may be deemed to be a controlling party of Harmony Ventures and therefore ICTS International, N.V.

      b) Harmony possesses sole power to vote and to dispose or (direct the disposition of 3,458,443 shares of Common Stock.

      c) On December 17, 2002, pursuant to a Stock Purchase Agreement, Harmony Ventures B.V. purchased 2,255,000 shares of Common Stock at a price of $6.00 per share, or an aggregate amount of $13,530,000. Harmony purchased 524,000 shares in August, 2002 utilizing its own funds and 679,443 in December 2002 with borrowed funds for a total of 1,203,443 additional shares of Common Stock in private transactions with borrowed funds.

      d) Not applicable.

      e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

NONE

                        _________________________________
                                    Signature


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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November ___, 2006

/s/ ______________________
Title:

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)